File No. 0-27884
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of November, 2005
Macronix International Co., Ltd.
No. 16 Li-Hsing Road,
Science-Based Industrial Park
Hsinchu, Taiwan, Republic of China
     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☑	Form 40-F ☐.
     [ Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐	No ☑.
     [If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:___.]

Monthly Sales Report- November 2005	3

Regulated Announcement for the month of November 2005	3~7

Signatures	8

MACRONIX INTERNATIONAL CO., LTD.
For the month of November 2005
This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of November 2005.
     Sales volume (NT$ : Thousand)

Time	Item	2005	2004	Changes	(%)
November	Invoice amount	2,115,180	1,744,482	370,698	21.25%
November	Net Sales	2,107,355	1,717,545	389,810	22.70%
     Funds lent to other parties (NT$ : Thousand)

	Bal. As of	Bal. As of
	November, 2005 end	October, 2005 end	Limit of lending
MXIC	0	0	14,481,749
MXIC’s subsidiaries	0	0	0
     Endorsements and guarantees (NT$ : Thousand)

	Limit of endorsement	November	Bal. As of period end
MXIC	14,481,749	0	1,963,100
MXIC’s subsidiaries	0	0	0
MXIC endorses for subsidiaries		0	1,963,100
MXIC’s subsidiaries endorses for MXIC		0	0
MXIC endorses for PRC companies		0	0
MXIC’s subsidiaries endorses for PRC companies		0	0
     Financial derivatives transactions (NT$ : Thousand)
4-1 Trading purpose :

Option
			Sell		Buy
		Future	Call	Put	Call	Put	Forward	Swap	Others
Margin Payment		—	—	—	—	—	—	—	—
Premium Income (Expense)		—	—	—	—	—	—	—	—
Outstanding Contract	Notional Amount	—	—	—	—	—	—	—	—
	Mark to Market Value	—	—	—	—	—	—	—	—
Expired Contract	Notional Amount	—	—	—	—	—	—	—	701,500
	Recognized Amount	—	—	—	—	—	—	—	-2,790

4-1 Hedging purpose (for assets / liabilities denominated in foreign currencies):

Option
			Sell		Buy
		Future	Call	Put	Call	Put	Forward	Swap	Others
Margin Payment		—	—	—	—	—	—	—	—
Premium Income (Expense)		—	—	—	—	—	—	—	—
Outstanding Contract	Notional Amount	—	—	—	—	—	—	—	—
	Mark to Market Value	—	—	—	—	—	—	—	—
Expired Contract	Notional Amount	—	—	—	—	—	2,378,500	—	—
	Recognized Amount	—	—	—	—	—	11,851	—	—

MACRONIX INTERNATIONAL CO., LTD.
For the month of November 2005
This is to report 1) the trading of directors, supervisors, executive officers and 10% shareholders of MXIC ; 2) the pledge and clear of pledge of MXIC common shares by directors, supervisors, executive officers and 10% shareholders of MXIC ; 3) outstanding units and shares of ADR ; 4) outstanding amount of Convertible Bonds by MXIC for the month of November 2005.
     The trading of directors, supervisors, executive officers and 10% shareholders :

		Number of
		shares held when
		elected (for
		Directors,	Number of
		Supervisors and	shares held as	Number of shares
		Executive	September 30,	held as
Title	Name	Officers)	2005	October 31, 2005	Changes
Executive Director	Hung Chi Investment Co., Ltd	1,190,151	1,190,151	1,034,151	-156,000
Assistant Vice President	Paul Yeh	0	8,546,102	7,766,102	-780,000
     The clear of pledge of MXIC common shares by directors, supervisors, executive officers and 10% shareholders :

Number of the clear
		of pledged common		Accumulated
		shares as of	Date of the clear	number of pledged
Title	Name	November 30, 2005	of pledge	common shares
Executive Director	Hung Chi Investment Co., Ltd	156,000	2005/11/26	1,034,000
     The pledge of MXIC common shares by directors, supervisors, executive officers and 10% shareholders :

		Number of the		Accumulated
		pledged common		number of pledged
		shares as of	Date of the	common shares
Title	Name	October 31, 2005	pledge
Director & Assistant Vice President	Simon Wang	125,000	2005/11/25	5,384,384

     Outstanding units and shares of ADR:

Outstanding of units on	Outstanding of shares	Outstanding of units on	Outstanding of shares
October 31, 2005	on October 31, 2005	November 30, 2005	on November 30, 2005
2,142,565.3	21,425,653	2,142,565.3	21,425,653

MACRONIX INTERNATIONAL CO., LTD.
For the month of November 2005
This is to report 1) the acquisition of assets by MXIC and 2) the disposition of assets by MXIC for the month of November 2005.
     The acquisition of assets : None
     The disposal of assets : None

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the report to be signed on its behalf by the undersigned, thereunto duly authorized.

MACRONIX INTERNATIONAL CO., LTD.
Date: December 23, 2005	By:	/s/ Paul Yeh
	Name:	Paul Yeh
	Title:	Associate Vice President of Finance Center